Exhibit 10.2
AMENDED AND RESTATED
EMPLOYMENT AGREEMENT
     This Amended and Restated Employment Agreement (this “Agreement”) is made as of December 31, 2009, between John C. Molina (“Executive”) and Molina Healthcare, Inc. (the “Company”).
RECITALS
     The Company desires to establish its right to the services of Executive in the capacities described below, on the terms and conditions hereinafter set forth, and Executive is willing to accept such employment on such terms and conditions. The parties hereto have previously entered into an Employment Agreement dated January 1, 2002 (the “Existing Agreement”), and this Agreement supersedes the Existing Agreement.
     The parties desire to amend and restate the Existing Agreement to conform it to the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations and interpretive guidance issued thereunder.
AGREEMENT
     The parties agree as follows:
1. DUTIES
     (a) The Company does hereby hire, engage, and employ Executive as Chief Financial Officer of the Company, and Executive does hereby accept and agree to such hiring, engagement, and employment. During the Period of Employment (as defined in Section 2), Executive shall serve the Company in such position in conformity with the provisions of this Agreement, directives of the Chief Executive Officer and the corporate policies of the Company as they presently exist, and as such policies may be amended, modified, changed, or adopted during the Period of Employment. Executive shall have duties and authority consistent with Executive’s position as Chief Financial Officer and shall report to the Chief Executive Officer of the Company (the “Reporting Relationship”).
     (b) Throughout the Period of Employment, Executive shall devote his time, energy, and skill to the performance of his duties for the Company, vacations and other leave authorized under this Agreement excepted. Notwithstanding the foregoing, Executive shall be permitted to (i) engage in charitable and community affairs and (ii) make direct investments of any character in any non-competing business or businesses and to manage such investments (but not be involved in the day-to-day operations of any such business); provided, in each case, and in the aggregate, that such activities do not materially interfere with the performance of Executive’s duties hereunder, and further provided that Executive may invest in a publicly traded competing business so long as such investment does not equal or exceed one percent of the outstanding shares of such publicly traded competing business.

     (c) Executive hereby represents to the Company that the execution and delivery of this Agreement by Executive and the Company and the performance by Executive of Executive’s duties hereunder shall not constitute a breach of, or otherwise contravene, the terms of any employment or other agreement or policy to which Executive is a party or otherwise bound.
2. PERIOD OF EMPLOYMENT
     The “Period of Employment” shall, unless sooner terminated as provided herein, be a period commencing on January 1, 2002 (the “Effective Date”) and ending with the close of business on December 31, 2003. Notwithstanding the preceding sentence, commencing with January 1, 2004 and on each January 1st thereafter (each an “Extension Date”), the Period of Employment shall be automatically extended for an additional one-year period so as to expire one year from such Extension Date, unless: (i) the Company or Executive provides the other party hereto ninety (90) days’ prior written notice before the next scheduled Extension Date that the Period of Employment shall not be so extended (the “Non-Extension Notice”); or (ii) Executive is not less than sixty-five (65) years of age as of the next scheduled Extension Date. The term “Period of Employment” shall include any extension that becomes applicable pursuant to the preceding sentence.
3. COMPENSATION
     (a) BASE SALARY. Executive’s Base Salary shall be at a rate of not less than $775,000 on an annual basis (“Executive’s Base Salary”), commencing as of January 1, 2009, and paid in accordance with the Company’s regular payroll practices. The Company’s Compensation Committee shall review at least annually Executive’s Base Salary for possible increase and may, in its sole discretion and in accordance with applicable rules and regulations of the Securities and Exchange Commission and the New York Stock Exchange, periodically adjust Executive’s Base Salary.
     (b) BONUS. Executive shall be eligible to earn annual performance and/or discretionary bonuses as determined each year at the discretion of the Company’s Compensation Committee. Executive shall be entitled to participate in all bonus or incentive plans applicable to the senior executives of the Company, including without limitation, any Effective Equity Compensation Plan (as defined in Section 4(e)). The Company’s Chief Executive Officer may also, in his discretion, award to Executive such extraordinary bonus(es) as the Chief Executive Officer deems appropriate.
4. BENEFITS
     (a) HEALTH AND WELFARE. During the Period of Employment, Executive shall be entitled to participate, on the same terms and at the same level as other executives, in all health and welfare benefit plans and programs generally available to other executives or employees of the Company (including, without limitation, the Company’s medical, dental, vision, life benefits, life insurance, and long-term disability plans) as in effect from time to time and to receive any special benefits provided from time to time, subject to any legally required restrictions specified in such plans and programs. Without limiting the generality of the foregoing, Company shall provide life insurance for Executive, with Executive to designate the beneficiary thereunder, in an amount equal to Executive’s Base Salary as in effect on the date of this Agreement and as in effect on the first business day of each calendar year thereafter.
     (b) PAID TIME OFF AND OTHER LEAVE. During the Period of Employment, Executive shall receive 8.62 hours of paid time off per “pay period” of the Company (the “PTO”), subject to the Company’s policies concerning accrual of PTO, and provided that for any three hundred sixty five (365) day period within the Period of Employment Executive shall earn no less than a total of twenty-eight (28) days of PTO. Executive shall also be entitled to all other holiday and leave pay generally available to other executives of the Company.
     (c) TRAVEL AND EXPENSE REIMBURSEMENTS. During the Period of Employment, Company will reimburse Executive for all reasonable expenses incurred in connection with performance of his duties under Section 1 of this Agreement in accordance with the Company’s expense reimbursement policies.
     (d) RETIREMENT. During the Period of Employment, Executive shall be eligible to participate on the same terms and at the same level as other executives, in all retirement, 401(k), deferred compensation, or other savings plans generally available to other executives, or employees of the Company as in effect from time to time, subject to any legally required restrictions specified in such plans and programs.
     (e) EQUITY GRANTS. Executive shall be eligible, at the discretion of the Company’s Compensation Committee, for grants of equity compensation (the “Equity Compensation”) pursuant to an equity compensation agreement. Any Equity Compensation will be granted under and subject to the terms and conditions of an equity compensation plan of the Company as then in effect (as of the date of any grant, an “Effective Equity Compensation Plan”). The terms and conditions of such Equity Compensation are intended to be such that Executive shall receive a compensation package commensurate with executives performing the same functions as executives for businesses similar to the Company.
     (f) OTHER BENEFITS. In addition to benefits specifically provided herein, during the Period of Employment, Executive shall be entitled to participate, on the same terms and at the same level as other executives, in all fringe benefit plans and perquisites provided by Company to its executives.
     The employee benefits described in Sections 4(a) through (f) inclusive are referred to as “Executive Benefits.”
5. DEATH OR DISABILITY
     (a) PERMANENTLY DISABLED AND PERMANENT DISABILITY. The terms “Permanently Disabled” and “Permanent Disability” shall mean Executive’s inability, because of physical or mental illness or injury, to perform the essential functions of his customary duties pursuant to this Agreement, with or without reasonable accommodation, and the continuation of such disabled condition for a period of twelve (12) months.
     (b) TERMINATION DUE TO DEATH OR DISABILITY. If Executive dies or becomes Permanently Disabled during the Period of Employment, the Period of Employment and Executive’s employment shall automatically cease and terminate as of the date of Executive’s death or the date of Permanent Disability as determined by the Board (which date shall be referred to as the “Disability Date”), as the case may be. In the event of the termination of the Period of Employment and Executive’s employment hereunder due to Executive’s death or Permanent Disability, Executive or his estate shall be entitled to receive:
          (i) Within five (5) business days, a lump sum cash payment equal to the sum of (x) any accrued but unpaid Base Salary and PTO as of the Termination Date hereunder and (y) any unpaid annual incentive compensation in respect of the most recently completed fiscal year preceding the Termination Date (the “Unpaid Annual Bonus”); and
          (ii) Within thirty (30) days, such employee benefits described in Sections 4(a) and 4(c) through 4(f) inclusive, if any, as to which Executive may be entitled as of the Termination Date under the employee benefit plans and arrangements of the Company ((i) and (ii) collectively, the “Accrued Obligations”).
6. TERMINATION BY THE COMPANY
     (a) TERMINATION FOR CAUSE. The Company may terminate for Cause (as defined below) at any time the Period of Employment and Executive’s employment hereunder by providing to Executive written notice of such termination (“Notice of Termination for Cause”). The term “Cause” shall mean a termination of service based upon a finding by the Company, acting in good faith and based on its reasonable belief at the time, that Executive:
          (i) has engaged in unlawful acts involving moral turpitude or gross negligence with respect to the Company;
          (ii) has consistently and willfully failed to perform his duties or has intentionally breached any material provision of any agreement with the Company or an affiliated entity; provided, however, that such failure or breach shall not constitute Cause unless it is (A) not reasonably curable or (B) if reasonably curable, is not cured by the Executive within thirty (30) days notice from the Company.
     If the Executive’s employment is terminated for Cause, the termination shall take effect on the Termination Date (as defined below). In the event of termination of the Period of Employment and Executive’s employment hereunder due to a termination by the Company for Cause, Executive shall be entitled to receive the Accrued Obligations. All of the Accrued Obligations shall be paid on the Termination Date except those benefits described in Sections 4(a) and 4(c) through (f) inclusive, which shall be paid within thirty (30) days of the Termination Date.
     If the Company attempts to terminate Executive’s employment pursuant to this Section 6(a) and it is ultimately determined that the Company lacked Cause, the provisions of Section 6(b) (“Termination by the Company-Termination Without Cause”) shall apply as if the Company had provided Executive with Notice of Termination Without Cause (as defined below) on the date the Company actually provided Executive with Notice of Termination for Cause.

     (b) TERMINATION WITHOUT CAUSE. The Company may, without cause or reason, terminate at any time the Period of Employment and Executive’s employment hereunder by providing Executive written notice of such termination (“Notice of Termination Without Cause”). A Non-Extension Notice by the Company shall be considered a termination without Cause. If Executive’s employment is terminated without Cause, the termination shall take effect on the Termination Date. In the event of the termination of Executive’s employment hereunder due to a termination by the Company without Cause (other than due to Executive’s death or Permanent Disability):
          (i) Executive shall be entitled to receive: (1) an amount equal to 100% of the sum of (x) Executive’s Base Salary then in effect as of the Termination Date and (y) the Termination Bonus for the year in which Executive’s employment is terminated (such sum, the “Severance Payment”), which Severance Payment shall be distributable upon Executive’s Separation from Service; (2) a pro rata portion of the Termination Bonus for the year in which Executive’s employment is terminated, based on the number of entire months of such year that have elapsed through the date of Executive’s termination of employment as a fraction of twelve (12) (the “Pro Rata Bonus”), which Pro Rata Bonus shall be distributable upon Executive’s Separation from Service; (3) the Accrued Obligations; (4) the entirety of Executive’s contributions and the Company’s contributions to Executive’s 401(k) plan account as if Executive were fully vested as of the Termination Date; and (5) a cash payment of $65,000 representing eighteen (18) months of health and welfare benefits as contemplated under Section 4(a). The term “Termination Bonus” shall mean an amount equal to seventy-five percent (75%) of the Executive’s Base Salary for the most recently completed fiscal year.
          (ii) Executive shall be entitled to one hundred percent vesting of all of the previously granted Equity Compensation, including, without limitation, shares of restricted stock and options to purchase shares of common stock of the Company held by Executive as of the Termination Date.
          (iii) Amounts payable under this Section 6(b) shall be payable as follows:
               (A) the total amount payable under clauses (i)(1) and (2) shall be subject to and shall comply with Section 409A of the Code and shall be paid in a lump sum payment within the ten (10) day period commencing on the 60th day after the date of Executive’s Separation from Service; provided, however, that, if Executive is a Specified Employee on the date of Executive’s Separation from Service, such payment shall be paid within the ten (10) day period following the earlier of (x) the expiration of the six (6) month period commencing on the date of Executive’s Separation from Service, or (y) the date of Executive’s death.
               (B) amounts representing accrued but unpaid Executive Base Salary, PTO, and Unpaid Annual Bonus shall be paid on the Termination Date.
          Executive shall have no duty to mitigate damages and none of the payments provided in this Section 6(b) shall be reduced by any amounts earned or received by Executive from a third party at any time.
7. TERMINATION BY EMPLOYEE

     (a) TERMINATION WITHOUT GOOD REASON. Executive shall have the right to terminate the Period of Employment and Executive’s employment hereunder at any time without Good Reason (as defined below) upon fifteen (15) days prior written notice of such termination to the Company. A Non-Extension Notice by Executive shall be considered a termination without Good Reason. Any such termination by Executive without Good Reason shall be treated for all purposes of this Agreement as a termination by the Company for Cause and the provisions of Section 6(a) shall apply.
     (b) TERMINATION WITH GOOD REASON. Executive may terminate the Period of Employment and resign from employment hereunder for “Good Reason.” “Good Reason” shall mean (with or without regard to whether a Change in Control Event has occurred), without obtaining Executive’s prior written consent thereto:
          (i) a material and adverse change in Executive’s position, duties, responsibilities, or Reporting Relationship with the Company,
          (ii) a change in Executive’s office location to a point more than fifty (50) miles from Executive’s current office,
          (iii) the taking of any action by the Company to: (A) eliminate benefit plans applicable to Executive without providing substitutes which provide a substantially similar aggregate value of benefits, (B) materially reduce Executive’s benefits thereunder or (C) substantially diminish the aggregate value to Executive of incentive awards or other fringe benefits, provided, however, that it shall not constitute Good Reason for the Company to, as part of an overall cost-reduction program, take any action described in (A) — (C) so long as such action is taken with respect to all senior executives and Executive is not disproportionately affected thereby,
          (iv) any reduction in the Base Salary, provided, however, that it shall not constitute Good Reason for the Company to, as part of an overall cost-reduction program, reduce Executive’s Base Salary so long as the base salaries of all other senior executives are simultaneously reduced by not less than the same percentage, or
          (v) any breach of this Agreement by the Company or any successor thereto, including without limitation any failure by the Company to obtain the consent of any Successor Entity (as defined below) to the provisions contained in Section 15;
          provided, however, that none of the events described in clauses (i) through (v) of this Section 7(b) shall constitute Good Reason unless Executive shall have notified the Company in writing describing the events which constitute Good Reason within ninety (90) days following the initial occurrence of such event, and then only if the Company shall have failed to cure such event within thirty (30) days after the Company’s receipt of such written notice; and provided, further, that a termination for Good Reason occurs within the two-year period following the initial existence of such event.
     Any such termination by Executive for Good Reason shall be treated for all purposes of this Agreement as a termination by the Company without Cause and the provisions of Section 6(b) shall apply; provided, however, that if Executive attempts to resign for Good

Reason pursuant to this Section 7(b) and it is ultimately determined that Good Reason did not exist, Executive shall be deemed to have resigned from employment without Good Reason and the provisions of Section 7(a) and, by reference therein, the provisions of Section 6(a), shall apply.
8. TERMINATION DATE
     The term “Termination Date” shall mean (i) if Executive’s employment is terminated by the Company for Cause, or by Executive for Good Reason, the effective date (pursuant to Section 25 (“Notices”)) of written notice of such termination to Executive or to the Company, as the case may be; (ii) if Executive’s employment is terminated by the Company other than for Cause or Disability, the date on which the Company notifies Executive of such termination; or (iii) if Executive’s employment is terminated by reason of Death or Disability, the Disability Date.
9. CHANGE IN CONTROL
     (a) Notwithstanding anything to the contrary in this Agreement, if a Change in Control Event (as defined below) of the Company occurs during the term of this Agreement, and if within two years following such Change in Control Event either (1) the Company terminates Executive’s employment without Cause or (2) Executive terminates his employment for Good Reason:
          (i) the Company shall pay to Executive an amount equal to the sum of (w) two times the Severance Payment, which shall be distributable upon Executive’s Separation from Service, (x) the Pro Rata Bonus, which shall be distributable upon Executive’s Separation from Service, (y) the Accrued Obligations and (z) the entirety of Executive’s contributions and the Company’s contributions to Executive’s 401(k) plan account as if Executive were fully vested as of the Termination Date. This payment shall be in lieu of the payment otherwise payable under clause (i) of Section 6(b).
          (ii) the Company shall also pay to Executive a cash payment of $135,000 representing thirty-six (36) months of health and welfare benefits contemplated under Section 4(a).
          (iii) and, regardless of whether any of the Equity Compensation has been assumed by any Successor Entity, the provisions of clause (ii) of Section 6(b) will apply.
          (iv) upon a change in control all unassumed and unvested Equity Compensation shall vest immediately.
          (v) the total amount payable under clauses (i)(w) and (x) shall be subject to and shall comply with Section 409A of the Code and shall be paid in a lump sum payment within the ten (10) day period commencing on the 60th day after the date of Executive’s Separation from Service; provided, however, that, if Executive is a Specified Employee on the date of Executive’s Separation from Service, such payment shall be paid within the ten (10) day period following the earlier of (x) the expiration of the six (6) month period commencing on the date of Executive’s Separation from Service, or (y) the date of Executive’s death.

     (b) A “Change in Control Event” shall mean any of the following:
          (i) Approval by the Board and by shareholders of the Company (or, if no shareholder approval is required, by the Board alone) of the dissolution or liquidation of the Company, other than in the context of a transaction that does not constitute a Change in Control Event under clause (ii) below;
          (ii) Consummation of a merger, consolidation, or other reorganization, with or into, or the sale of all or substantially all of the Company’s business and/or assets as an entirety to, one or more entities that are not Subsidiaries or other affiliates of the Company (a “Business Combination”), unless (1) as a result of the Business Combination, more than fifty percent (50%) of the outstanding voting power generally in the election of directors of the surviving or resulting entity or a parent thereof (the “Successor Entity”) immediately after the reorganization is, or will be, owned, directly or indirectly, by holders of the Company’s voting securities immediately before the Business Combination; and (2) no “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), excluding the Successor Entity or an Excluded Person, beneficially owns, directly or indirectly, more than fifty percent (50%) of the outstanding shares or the combined voting power of the outstanding voting securities of the Successor Entity, after giving effect to the Business Combination, except to the extent that such ownership existed prior to the Business Combination; or
          (iii) Any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) other than an Excluded Person: (a) becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities entitled to then vote generally in the election of directors (the “Voting Power”) of the Company (a “Majority Holder”), other than as a result of (1) an acquisition directly from the Company, (2) an acquisition by the Company, or (3) an acquisition by an entity pursuant to a transaction which is expressly excluded under clause (ii) above (an “Excluded Transaction”); or (b) provided that the beneficial owner of a majority of the Voting Power as of the Effective Date is no longer a Majority Holder, becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than thirty percent (30%) of the Voting Power, other than as a result of an Excluded Transaction.
          (iv) For the purposes of this Section 9(b):
               (A) “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended from time to time.
               (B) “Excluded Person” shall mean (a) any person described in and satisfying the conditions of Rule 13d-1(b)(1) under the Exchange Act, (b) the Company, (c) an employee benefit plan (or related trust) sponsored or maintained by the Company or the Successor Entity, or (d) any person who is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of more than 25% of the Common Stock on the Effective Date (or an affiliate, successor, heir, descendant, or related party of or to such person).

               (C) “Subsidiary” shall mean any corporation or other entity a majority of whose outstanding voting stock or voting power is beneficially owned, directly or indirectly, by the Company.
     (c) Executive shall have no duty to mitigate damages and none of the payments provided in this Section 9 shall be reduced by any amounts earned or received by Executive from a third party at any time. Notwithstanding anything to the contrary in this Section 9, if, in connection with a Change in Control Event, Executive voluntarily enters a new written employment agreement with the Company or the Successor Entity, Executive may no longer rely upon the provisions of this Section 9.
10. CONFIDENTIALITY
     Executive will not at any time (whether during or after his employment with the Company), unless compelled by lawful process, disclose or use for his own benefit or purposes or the benefit or purposes of any other person, firm, partnership, joint venture, association, corporation or other business organization, entity or enterprise other than the Company and any of its subsidiaries or affiliates, any trade secrets, or other confidential data or information relating to customers, development programs, costs, marketing, trading, investment, sales activities, promotion, credit and financial data, financing methods, or plans of the Company or of any subsidiary or affiliate of the Company; provided that the foregoing shall not apply to information which is not unique to the Company or which is generally known to the industry or the public other than as a result of Executive’s breach of this covenant. Executive agrees that upon termination of his employment with the Company for any reason, he will return to the Company immediately all memoranda, books, papers, plans, information, letters and other data, and all copies thereof or therefrom, in any way relating to the business of the Company and its affiliates, except that he may retain personal notes, notebooks and diaries that do not contain confidential information of the type described in the preceding sentence. Executive further agrees that he will not retain or use for his account at any time any trade names, trademark or other proprietary business designation used or owned in connection with the business of the Company or its affiliates.
11. NON-SOLICITATION AND NON-DISPARAGEMENT
     During the Period of Employment and for a period of eighteen (18) months thereafter, Executive will not, directly or indirectly: (a) solicit or attempt to solicit any employee of the Company to terminate his or her relationship with the Company in order to become an employee, consultant or independent contractor to or for any other person or business entity; (b) solicit customers, suppliers or clients of the Company to reduce or discontinue their business with the Company or to engage in business with any competing entity; (c) disparage the Company, its business, or its reputation; or (d) otherwise disrupt or interfere with business relationships (whether formed before or after the date of this Agreement) between the Company or any of its affiliates and customers, suppliers, partners, members or investors of the Company or its affiliates.
12. RELEASE REQUIRED FOR SEVERANCE PAYMENTS

     Notwithstanding anything to the contrary in this Agreement, as a condition precedent to the receipt of any payment under Section 6, Section 7, or Section 9 of this Agreement pursuant to Executive’s termination of employment with the Company, Executive shall be required to execute a general waiver and release agreement, in form drafted by and satisfactory to the Company, providing for the complete waiver, release, and discharge of all known and unknown present and future claims against the Company to be delivered no later than sixty (60) days following the Executive’s Separation of Service, any revocation of release period provided by law has run, and Executive has not revoked the release of claims and covenant not to sue within such period.
13. SECTION 280G
     (a) GROSS-UP.
          (i) Gross-Up Payment. If, notwithstanding clause (a) above, it is determined (pursuant to Section 13(b)(ii)) or finally determined (as defined in Section 13(b)(iii)) that any payment, distribution, transfer, or benefit by the Company or a direct or indirect subsidiary or affiliate of the Company, to or for the benefit of Executive or Executive’s dependents, heirs or beneficiaries (whether such payment, distribution, transfer, benefit or other event occurs pursuant to the terms of this Agreement or otherwise, but determined without regard to any additional payments required under this Section 13(b)) (each a “Payment” and collectively the “Payments”) is subject to the excise tax imposed by Section 4999 of the Code, and any successor provision or any comparable provision of state or local income tax law (collectively, “Section 4999”), or any interest, penalty or addition to tax is incurred by Executive with respect to such excise tax (such excise tax, together with any such interest, penalty, and addition to tax, hereinafter collectively referred to as the “Excise Tax”), then, within ten (10) days after such determination or final determination, as the case may be, the Company shall pay to Executive (or to the applicable taxing authority on Executive’s behalf) an additional cash payment (hereinafter referred to as the “Gross-Up Payment”) equal to an amount such that after payment by Executive of all taxes, interest, penalties, additions to tax and costs imposed or incurred with respect to the Gross-Up Payment (including, without limitation, any income and excise taxes imposed upon the Gross-Up Payment), Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon such Payment or Payments. This provision is intended to put Executive in the same position as Executive would have been had no Excise Tax been imposed upon or incurred as a result of any Payment.
          (ii) Determination of Gross-Up.
               (A) Except as provided in Section 13(b)(iii), the determination that a Payment is subject to an Excise Tax shall be made in writing by the principal certified public accounting firm then retained by the Company to audit its annual financial statements (the “Accounting Firm”). Such determination shall include the amount of the Gross-Up Payment and detailed computations thereof, including any assumptions used in such computations. Any determination by the Accounting Firm will be binding on the Company and Executive.
               (B) For purposes of determining the amount of the Gross-Up Payment, Executive shall be deemed to pay Federal income taxes at the actual marginal rate of Federal income taxation in the calendar year in which the Gross-Up Payment is to be made. Such actual marginal rate shall take into account the loss of itemized deductions by Executive and shall also include Executive’s share of the hospital insurance portion of FICA and state and local income taxes at the actual marginal rate of taxation in the state and locality of Executive’s residence on the Termination Date, net of the maximum reduction in Federal income taxes that could be obtained from the deduction of such state and local taxes.
          (iii) Notification.
               (A) Executive shall notify the Company in writing of any claim by the Internal Revenue Service (or any successor thereof) or any state or local taxing authority (individually or collectively, the “Taxing Authority”) that, if successful, would require the payment by the Company of a Gross-Up Payment. Such notification shall be given as soon as practicable but no later than thirty (30) days after Executive receives written notice of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid; provided, however, that failure by Executive to give such notice within such thirty (30) day period shall not result in a waiver or forfeiture of any of Executive’s rights under this Section 13(b) except to the extent of actual damages suffered by the Company as a result of such failure. Executive shall not pay such claim prior to the expiration of the fifteen (15) day period following the date on which Executive gives such notice to the Company (or such shorter period ending on the date that any payment of taxes, interest, penalties or additions to tax with respect to such claim is due). If the Company notifies Executive in writing prior to the expiration of such fifteen (15) day period (regardless of whether such claim was earlier paid as contemplated by the preceding parenthetical) that it desires to contest such claim, Executive shall:
               (1) give the Company any information reasonably requested by the Company relating to such claim;
               (2) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney selected by the Company;
               (3) cooperate with the Company in good faith in order effectively to contest such claim; and
               (4) permit the Company to participate in any proceedings relating to such claim;
provided, however, that the Company shall bear and pay directly all attorneys fees, costs and expenses (including additional interest, penalties and additions to tax) incurred in connection with such contest and shall indemnify and hold Executive harmless, on an after-tax basis, for all taxes (including, without limitation, income and excise taxes), interest, penalties and additions to tax imposed in relation to such claim and in relation to the payment of such costs and expenses or indemnification.

               (B) Without limitation on the foregoing provisions of this Section 13(b)(iii), and to the extent its actions do not unreasonably interfere with or prejudice Executive’s disputes with the Taxing Authority as to other issues, the Company shall control all proceedings taken in connection with such contest and, in its or their reasonable discretion, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the Taxing Authority in respect of such claim and may, at its or in their sole option, either direct Executive to pay the tax, interest or penalties claimed and sue for a refund or contest the claim in any permissible manner, and Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that if the Company directs Executive to pay such claim and sue for a refund, the Company shall reimburse an amount equal to such payment to Executive, and shall indemnify and hold Executive harmless, on an after-tax basis, from all taxes (including, without limitation, income and excise taxes), interest, penalties and additions to tax imposed with respect to such reimbursement or with respect to any imputed income with respect to such reimbursement, as any such amounts are incurred; and, further, provided, that any extension of the statute of limitations relating to payment of taxes, interest, penalties or additions to tax for the taxable year of Executive with respect to which such contested amount is claimed to be due is limited solely to such contested amount; and, provided, further, that any settlement of any claim shall be reasonably acceptable to Executive, and the Company’s control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder, and Executive shall be entitled to settle or contest, as the case may be, any other issue.
               (C) If, after receipt by Executive of an amount reimbursed by the Company pursuant to Section 13(b)(iii)(B), Executive receives any refund with respect to such claim, Executive shall (subject to the Company’s complying with the requirements of this Section 13(b)) promptly pay to the Company an amount equal to such refund (together with any interest paid or credited thereof after taxes applicable thereto), net of any taxes (including, without limitation, any income or excise taxes), interest, penalties or additions to tax and any other costs incurred by Executive in connection with such reimbursement, after giving effect to such repayment. If, after the receipt by Executive of an amount reimbursed by the Company pursuant to Section 13(b)(iii)(B), it is finally determined that Executive is not entitled to any refund with respect to such claim, then such reimbursement shall be forgiven and shall not be required to be repaid and the amount of such reimbursement shall be treated as a Gross-Up Payment and shall offset, to the extent thereof, the amount of any Gross-Up Payment otherwise required to be paid.
               (D) For purposes of this Section 13(b), whether the Excise Tax is applicable to a Payment shall be deemed to be “finally determined” upon the earliest of: (1) the expiration of the fifteen (15) day period referred to in Section 13(b)(iii)(A) if the Company or Executive’s Company has not notified Executive that it intends to contest the underlying claim, (2) the expiration of any period following which no right of appeal exists, (3) the date upon which a closing agreement or similar agreement with respect to the claim is executed by Executive and the Taxing Authority (which agreement may be executed only in compliance with this Section), or (4) the receipt by Executive of notice from the Company that it no longer seeks to pursue a contest (which shall be deemed received if the Company does not, within fifteen (15)

days following receipt of a written inquiry from Executive, affirmatively indicate in writing to Executive that the Company intends to continue to pursue such contest).
     It is possible that no Gross-Up Payment will initially be made but that a Gross-Up Payment should have been made, or that a Gross-Up Payment will initially be made in an amount that is less than what should have been made (either of such events is referred to as an “Underpayment”). It is also possible that a Gross-Up Payment will initially be made in an amount that is greater than what should have been made (an “Overpayment”). The determination of any Underpayment or Overpayment shall be made by the Accounting Firm in accordance with Section 13(b)(ii). In the event of an Underpayment, the amount of any such Underpayment shall be paid to Executive as an additional Gross-Up Payment. In the event of an Overpayment, any such Overpayment shall be treated for all purposes as a loan to Executive with interest at the applicable Federal rate provided for in Section 1274(d) of the Code. In such case, the amount of the loan shall be subject to reduction to the extent necessary to put Executive in the same after-tax position as if such Overpayment were never made. The amount of any such reduction to the loan shall be determined by the Accounting Firm in accordance with the principles set forth in Section 13(b)(ii). Executive shall repay the amount of the loan (after reduction, if any) to the Company as soon as administratively practicable after the Company notifies Executive of (x) the Accounting Firm’s determination that an Overpayment was made and (y) the amount to be repaid.
          (iv) Compliance with Section 409A of the Code. Notwithstanding any foregoing provision of this Section 13 to the contrary, all Gross-Up Payments shall be paid in a manner that complies with Treasury Regulation Section 1.409A-(3)(i)(1)(v). Any Gross-Up Payment and any payment of any income or other taxes and any related interest and penalties to be paid by the Company under this Section 13 shall be made by the end of Executive’s taxable year next following Executive’s taxable year in which Executive remits the related taxes. Any costs and expenses incurred by the Company on behalf of Executive under this Section 13 due to any tax contest, audit or litigation will be paid by the Company by the end of Executive’s taxable year following Executive’s taxable year in which the taxes that are the subject of the tax contest, audit or litigation are remitted to the taxing authority, or where as a result of such tax contest, audit or litigation no taxes are remitted, the end of Executive’s taxable year following Executive’s taxable year in which the audit is completed or there is a final and nonappealable settlement or other resolution of the contest or litigation. To the extent required by Section 409A of the Code or the Treasury Regulations thereunder, if any Gross-Up Payment is made with respect to any payment under Section 6(b)(i)(1), Section 6(b)(i)(2), Section 9(a)(i)(w), Section 9(a)(i)(x) or Section 23, such Gross-Up Payment shall be payable only upon Executive’s Separation from Service, and if Executive is a Specified Employee on the date of his Separation from Service, such Gross-Up Payment shall be paid within the ten (10) day period following the earlier of (x) the expiration of the six (6) month period commencing on the date of Executive’s Separation from Service, or (y) the date of Executive’s death.
14. CONTRACT REIMBURSEMENT
     The Company shall reimburse Executive on a fully grossed-up, after-tax basis or directly pay for all reasonable legal fees and costs attributed to the development, reviews and modifications of this Agreement and associated legal services. Such fees and costs shall not exceed two thousand five hundred dollars ($2,500). This Section 14 shall not be deemed to limit any of Executive’s rights under Section 23 (“Attorneys’ Fees”).
15. ASSIGNMENT
     This Agreement is personal in its nature and neither of the parties hereto shall, without the consent of the other, assign or transfer this Agreement or any rights or obligations hereunder; provided, however, that, in the event of a merger, consolidation, or transfer or sale of all or substantially all of the assets of the Company with or to any other individual(s) or entity, this Agreement shall, subject to the provisions hereof, be binding upon and inure to the benefit of such successor and such successor shall discharge and perform all the promises, covenants, duties, and obligations of the Company hereunder.
16. GOVERNING LAW
     This Agreement and the legal relations hereby created between the parties hereto shall be governed by and construed under and in accordance with the internal laws of the State of California, without regard to conflicts of laws principles thereof.
17. ENTIRE AGREEMENT
     This Agreement embodies the entire agreement of the parties hereto respecting the matters within its scope. This Agreement supersedes all prior agreements of the parties hereto on the subject matter hereof, including the Existing Agreement. Any prior negotiations, correspondence, agreements, proposals, or understandings relating to the subject matter hereof shall be deemed to be merged into this Agreement and to the extent inconsistent herewith, such negotiations, correspondence, agreements, proposals, or understandings shall be deemed to be of no force or effect. There are no representations, warranties, or agreements, whether express or implied, or oral or written, with respect to the subject matter hereof, except as set forth herein.
18. MODIFICATIONS
     This Agreement shall not be modified by any oral agreement, either express or implied, and all modifications hereof shall be in writing and signed by the parties hereto.
19. WAIVER
     Failure to insist upon strict compliance with any of the terms, covenants, or conditions hereof shall not be deemed a waiver of such term, covenant, or condition, nor shall any waiver or relinquishment of, or failure to insist upon strict compliance with, any right or power hereunder at any one or more times be deemed a waiver or relinquishment of such right or power at any other time or times.
20. NUMBER AND GENDER
     Where the context requires, the singular shall include the plural, the plural shall include the singular, and any gender shall include all other genders.

21. SECTION HEADINGS
     The section headings in this Agreement are for the purpose of convenience only and shall not limit or otherwise affect any of the terms hereof.
22. ARBITRATION
     Any controversy arising out of or relating to Executive’s employment, this Agreement, its enforcement or interpretation, or because of an alleged breach, default, or misrepresentation in connection with any of its provisions, shall be submitted to arbitration in Los Angeles County, California, before a sole arbitrator who is either (a) a member of the National Academy of Arbitrators located in the State of California or (b) a retired California Superior Court or Appellate Court judge, and shall be conducted in accordance with the provisions of California Civil Procedure Code Sections 1280 et seq. as the exclusive remedy of such dispute; provided, however, that provisional injunctive relief may, but need not, be sought in a court of law while arbitration proceedings are pending, and any provisional injunctive relief granted by such court shall remain effective until the matter is finally determined by the Arbitrator. Final resolution of any dispute through arbitration may include any remedy or relief which the Arbitrator deems just and equitable. Any award or relief granted by the Arbitrator hereunder shall be final and binding on the parties hereto and may be enforced by any court of competent jurisdiction. The parties acknowledge and agree that they are hereby waiving any rights to trial by jury in any action, proceeding or counterclaim brought by either of the parties against the other in connection with any matter whatsoever arising out of or in any way connected with this Agreement or Executive’s employment.
23. ATTORNEYS’ FEES
     Executive and the Company agree that in any dispute resolution proceedings arising out of this Agreement, the prevailing party shall be entitled to reimbursement for its or his reasonable attorneys’ fees and costs incurred by it or him in connection with resolution of the dispute in addition to any other relief granted (the “Legal Fees”). Any reimbursement of Executive’s Legal Fees under this Section 23 shall be provided in a manner that complies with Treasury Regulation Section 1.409A-3(i)(1)(iv). Executive’s Legal Fees shall be reimbursed only if such Legal Fees are incurred not later than ten (10) years following the date of Executive’s Separation from Service. The Legal Fees paid to Executive for any taxable year of Executive shall not affect the Legal Fees paid to Executive for any other taxable year of Executive. The Legal Fees shall be paid to Executive on or before the last day of Executive’s taxable year following the taxable year in which the Legal Fees are incurred. Executive’s right to reimbursement of Legal Fees shall not be subject to liquidation or exchange for any other benefit. If the Legal Fees are payable in connection with Executive’s Separation from Service, and Executive is a Specified Employee on the date of Executive’s Separation from Service, the Legal Fees shall be paid within the ten (10) day period following the earlier of (x) the expiration of the six (6) month period commencing on the date of Executive’s Separation from Service, or (y) the date of Executive’s death.

24. SEVERABILITY
     In the event that a court of competent jurisdiction determines that any portion of this Agreement is in violation of any statute or public policy, then only the portions of this Agreement which violate such statute or public policy shall be stricken, and all portions of this Agreement which do not violate any statute or public policy shall continue in full force and effect. Furthermore, any court order striking any portion of this Agreement shall modify the stricken terms as narrowly as possible to give as much effect as possible to the intentions of the parties under this Agreement.
25. NOTICES
     All notices under this Agreement shall be in writing and shall be either personally delivered or mailed postage prepaid, by certified mail, return receipt requested:
(a)	if to the Company:

Molina Healthcare, Inc. Attention: Mark L. Andrews 200 Oceangate, Suite 100 Long Beach, California 90802

(b)	if to Executive:

John C. Molina 2625 East Ocean Long Beach, CA 90803
     Notice shall be effective when personally delivered, or five (5) business days after being so mailed, or when transmitted via facsimile with confirmation of receipt.
26. COUNTERPARTS
     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.
27. WITHHOLDING TAXES
     The Company may withhold from any amounts payable under this Agreement such federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.
28. APPENDIX
     Appendix A hereto regarding Code Section 409A is incorporated herein by this reference.

     IN WITNESS WHEREOF, the Company and Executive have executed this Employment Agreement as of the date first above written.

MOLINA HEALTHCARE, INC.
/s/ Joseph M. Molina, M.D.
By:	Joseph M. Molina, M.D.
Title:	Chief Executive Officer and President

EXECUTIVE
/s/ John C. Molina
John C. Molina

Appendix A
SECTION 409A PROVISIONS
1. EXEMPTION FROM AND COMPLIANCE WITH SECTION 409A OF THE CODE
     (a) ADMINISTRATION OF AGREEMENT. Certain payments and benefits payable under the Agreement are intended to be exempt from, or comply with, the requirements of Section 409A of the Code. The Agreement shall be interpreted in accordance with the applicable exemptions from Section 409A of the Code and the Treasury Regulations thereunder. To the extent the payments and benefits under the Agreement are subject to Section 409A of the Code, the Agreement shall be interpreted, construed and administered in a manner that satisfies the requirements of Sections 409A(a)(2), (3) and (4) of the Code and the Treasury Regulations and interpretive guidance issued thereunder. If the Company and Executive determine that any compensation, benefits or other payments that are payable under the Agreement and intended to comply with Sections 409A(a)(2), (3) and (4) of the Code do not comply with Section 409A of the Code, the Treasury Regulations and interpretive guidance issued thereunder, the Company and Executive agree to amend the Agreement, or take such other actions as the Company and Executive deem reasonably necessary or appropriate, to comply with the requirements of Section 409A of the Code, the Treasury Regulations and interpretive guidance issued thereunder. In the case of any compensation, benefits or other payments that are payable under the Agreement and intended to comply with Sections 409A(a)(2), (3) and (4) of the Code, if any provision of the Agreement would cause such compensation, benefits or other payments to fail to so comply, such provision shall not be effective and shall be null and void with respect to such compensation, benefits or other payments, and such provision shall otherwise remain in full force and effect.
     (b) DELAYED DISTRIBUTION UNDER SECTION 409A OF THE CODE. If Executive is a Specified Employee on the date of Executive’s Separation from Service, any payments or benefits under the Agreement that are subject to Section 409A of the Code and any related Gross-Up Payment shall be delayed in order to comply with Section 409A(a)(2)(B)(i) of the Code, and such payments or benefits shall be paid or distributed to Executive within the ten (10) day period following the earlier of (x) the expiration of the six (6) month period commencing on the date of Executive’s Separation from Service, or (y) the date of Executive’s death.
2. DEFINITIONS
     For purposes of this Agreement, the following capitalized terms have the meanings set forth below:
     (a) The “Exemption Limit” shall mean the exemption limit set forth in Treasury Regulation Section 1.409A-1(b)(9)(iii)(A) and shall equal two times the lesser of:
          (i) the amount of Executive’s annualized compensation based upon the Executive’s annual rate of pay for the calendar year immediately preceding the calendar year in which Executive’s Separation from Service occurs (adjusted for any increase during the calendar year in which such Separation from Service occurs that would be expected to continue indefinitely had Executive remained employed with the Company), or
          (ii) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the calendar year in which Executive’s Separation from Service occurs (the Section 401(a)(17) annual compensation limit for 2009 is $245,000).
     (b) “Separation from Service”, with respect to Executive (or another Service Provider), means Executive’s (or such Service Provider’s) “separation from service,” as defined in Treasury Regulation Section 1.409A-1(h), with respect to the Service Recipient.
     (c) “Service Provider” means Executive or any other “service provider,” as defined in Treasury Regulation Section 1.409A-1(f).
     (d) “Service Recipient,” with respect to Executive, means Molina Healthcare, Inc. or the subsidiary of Molina Healthcare, Inc. employing the Executive, whichever is applicable, and all persons considered part of the “service recipient,” as defined in Treasury Regulation Section 1.409A-1(g), as determined from time to time. As provided in Treasury Regulation Section 1.409A-1(g), the “Service Recipient” shall mean the person for whom the services are performed and with respect to whom the legally binding right to compensation arises, and all persons with whom such person would be considered a single employer under Section 414(b) or 414(c) of the Code.
     (e) “Specified Employee” means a Service Provider who, as of the date of the Service Provider’s Separation from Service is a “Key Employee” of the Service Recipient any stock of which is publicly traded on an established securities market or otherwise. For purposes of this definition, a Service Provider is a “Key Employee” if the Service Provider meets the requirements of Section 416(i)(1)(A)(i), (ii) or (iii) of the Code (applied in accordance with the Treasury Regulations thereunder and disregarding Section 416(i)(5) of the Code) at any time during the Testing Year. If a Service Provider is a “Key Employee” (as defined above) as of a Specified Employee Identification Date, the Service Provider shall be treated as “Key Employee” for the entire twelve (12) month period beginning on the Specified Employee Effective Date. The “Specified Employees” shall be determined in accordance with Section 409A(a)(2)(B)(i) of the Code and Treasury Regulation Section 1.409A-1(i).
     (f) “Specified Employee Effective Date” means the first day of the fourth month following the Specified Employee Identification Date. The Specified Employee Effective Date may be changed by Molina Healthcare, Inc., in its discretion, in accordance with Treasury Regulation Section 1.409A-1(i)(4).
     (g) “Specified Employee Identification Date”, for purposes of Treasury Regulation Section 1.409A-1(i)(3), shall mean December 31. The “Specified Employee Identification Date” shall apply to all “nonqualified deferred compensation plans” (as defined in Treasury Regulation Section 1.409A-1(a)) of the Service Recipient and all affected Service Providers. The “Specified Employee Identification Date” may be changed by Molina Healthcare, Inc., in its discretion, in accordance with Treasury Regulation Section 1.409A-1(i)(3).